Exemption number: 82 4639

KGHM Polska Miedź S.A.

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	*Phone:*	*1 202 94 22 990*
		Fax:	*1 202 94 29 624*
Con	**rciniak**	*Phone:*	*(48 76) 84 78 280*
	tor Relations	*Fax:*	*(48 76) 84 78 205*
	t also provided to required statutory authorities		

02034109

Date: 16 May 2002

Number of pages (including this one): 5

SUPPL

Current report 31/2002

The Board of Management of KGHM Polska Miedź S.A., acting on the basis of articles 395 and 399 §1 of the Commercial Partnerships and Companies Code, as well as on paragraph 22, section 2 and paragraph 23 of the Company Statutes, hereby announces the calling of an Ordinary General Meeting of KGHM Polska Miedź S.A., which will take place on 26 June 2002 beginning at 11AM at the head office of the Company in Lubin, at the address ul. M. Skłodowskiej-Curie 48 (in Wyżykowski Hall), with the following agenda:

1. **Opening of the General Meeting.**
2. **Election of the Chairman of the General Meeting.**
3. **Verification of the legality of calling the Ordinary General Meeting and its authority to pass legally-binding resolutions.**
4. **Election of the Voting Committee.**
5. **Acceptance of the Agenda.**
6. **Review of the Report on the Activities of the Company for the financial year 2001 and the Financial Statements of the Company for the financial year 2001.**
7. **Review of the proposal of the Management Board concerning coverage of the Company's losses for the financial year 2001.**
8. **Review of the Supervisory Board Report on the results of its analysis of the Report on the Activities of the Company for the financial year 2001, of the financial statements of the Company for the financial year 2001, and on the proposal of the Management Board concerning coverage of the Company's losses for the financial year 2001.**
9. **Passage of a Resolution concerning confirmation of the Supervisory Board Report on the results of its analysis of the Report on the Activities of the Company for the financial year 2001, of the financial statements of the Company for the financial year 2001, and the proposal of the Management Board concerning coverage of the Company's losses for the financial year 2001.**
10. **Passage of Resolutions:**

dw 5/21

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)

- on confirmation of the Report on the Activities of the Company for the financial year 2001,
- on confirmation of the Financial Statements of the Company for the financial year 2001, and
- on coverage of the Company's losses for the financial year 2001.

11. Passage of Resolutions:
    - acknowledging that the members of the Management Board fulfilled their duties in a proper manner in the financial year 2001, and
    - acknowledging that the members of the Supervisory Board fulfilled their duties in a proper manner in the financial year 2001.
12. Review of the Consolidated Financial Statements of the KGHM Polska Miedź S.A. Capital Group for the financial year 2001 and of the Report on the Activities of the KGHM Polska Miedź S.A. Capital Group for the financial year 2001.
13. Review of the Supervisory Board Report on the results of its analysis of the Consolidated Financial Statements of the KGHM Polska Miedź S.A. Capital Group for the financial year 2001 and of the Report on the Activities of the KGHM Polska Miedź Capital Group for the financial year 2001.
14. Passage of a Resolution concerning confirmation of the Supervisory Board report on the results of its analysis of the Consolidated Financial Statements of the KGHM Polska Miedź S.A. Capital Group for the financial year 2001 and of the Report on the Activities of the KGHM Polska Miedź S.A. Capital Group for the financial year 2001.
15. Passage of Resolutions:
    - on confirmation of the Report of the Management Board on the Activities of the KGHM Polska Miedź S.A. Capital Group for the financial year 2001.
    - on confirmation of the Consolidated Financial Statements of the KGHM Polska Miedź S.A. Capital Group for the financial year 2001.
16. Appointment of members of the Supervisory Board of KGHM Polska Miedź S.A. for the new term:
    - passage of a resolution on setting the number of members of the Supervisory Board,
    - passage of a resolution on acknowledging the validity of employee elections for members of the Supervisory Board,
    - passage of resolutions on appointing members of the Supervisory Board.
17. Passage of a resolution on changes in the Statutes of the Company.
18. Conclusion of the meeting.

In accordance with art. 402 § 2 of the Commercial Companies and Partnerships Code, following are the proposed changes to the Statutes of KGHM Polska Miedź S.A. :

1. In the Polish language version, the wording of the title of chapter II, „Przedmiot przedsiębiorstwa spółki" is replaced by the wording „Przedmiot działalności spółki"; the English language version does not require any change in this respect,
2. Previous wording of § 6:

„1. The following are the subject of the Company's activities:

1. mining ores of non-ferrous metals (13.20)
2. mining metal ores (13.00)
3. gravel and sand mine activity (14.21)
4. salt production (14.40)
5. copper production (27.44)
6. precious metals production (27.41)
7. lead, zinc and tin production (27.43)
8. production of other non-ferrous metals (27.45)
9. casting of light and non-ferrous metals (27.53, 27.54)
10. forging, pressing, extruding and rolling metals - powder metallurgy (28.40)
11. management of metallic waste and scrap (37.10)
12. management of industrial waste (37.20)
13. wholesale sales based on direct or contractual payments (51.1)
14. warehousing, storage and safe-keeping of materials (63.12)
15. financial holding associations (65.23)
16. geological and exploratory activities, engineering and technical services for industry, mining, transport and environmental protection (74.20)
17. acting as an agent engaged in management of enterprises (74.15)
18. construction, exploitation and storage of waste in underground sites (45.), (90.00)
19. providing professional rescue services,
20. generation and distribution of electrical energy (40.10),
21. generation of gas; distribution of gaseous fuels through a supply network (40.10), and
22. generation and distribution of steam and hot water (40.30).

2. The figures in brackets in section 1 refer to the European Classification of Services".

Proposed wording of § 6:

„1. The Company's activities are as follows:

1) the mining of copper ore (13.20.A),
2) the mining of non-ferrous metals ores (13.20.C),
3) the excavation of gravel and sand (14.21.Z),
4) the production of salt (14.40.Z),
5) the production of copper (27.44.A),
6) the production of copper products in the form of semi-products (27.44.B),
7) the production of precious metals (27.41.Z),
8) the production of lead, zinc and tin (27.43.Z),
9) the production of other non-ferrous metals (27.45.Z),
10) the casting of light metals (27.53.Z),
11) the casting of other non-ferrous metals with the exception of copper and copper alloys (27.54.B),
12) the forging, pressing, stamping and roll forming of metal; powder metallurgy (28.40.Z),
13) the management of metallic wastes and scraps (37.10.Z),
14) the management of industrial wastes (37.20.Z),
15) wholesale sales based on direct or contractual payments (51.1),
16) the warehousing, storage and preservation of goods in marine ports (63.12.A),
17) the warehousing, storage and preservation of goods in river ports (63.12.B),

18) the warehousing, storage and preservation of goods in other storage facilities (63.12.C),
19) other financial intermediation (65.2),
20) activities connected with the management of holding entities (74.15.Z),
21) geological-exploratory activities (74.20.B),
22) general construction activities with respect to mining and production facilities (45.21.E),
23) technical research and analysis (74.30.Z),
24) the transport of refuse and wastes (90.00.A),
25) the purification of wastes, including in underground storage facilities (90.00.B),
26) professional rescue activities (75.25.Z),
27) the generation of electrical energy (40.10.A),
28) the distribution of electrical energy (40.10.C),
29) the generation of gas (40.20.A),
30) the distribution of gaseous fuels through a supply network (40.20.B),
31) the generation of steam and hot water (40.30.A),
32) the distribution of steam and hot water (40.30.B),
33) scheduled air transport (62.10.Z),
34) non-scheduled air transport (62.20.Z).

2. The figures in brackets in section 1 refer to the Polish Classification of Services (Polska Klasyfikacja Działalności - PKD)."

3. Previous wording of § 12 section 15:
„The elections for a member of the Management Board by employees shall be done by an absolute majority of votes, and voting for their recalling shall be done by an absolute majority of votes".
Proposed wording of § 12 section 15 :
„The election and recall of a member of the Management Board chosen by the employees shall require an absolute majority of votes cast".

4. Previous wording of § 28 section 1. :
„The General Meeting of Shareholders shall be opened by the Chairman of the Supervisory Board or a person nominated by him, after which a chairman shall be elected from among persons authorised to vote".
Proposed wording of § 28 section 1 :
Following the word „Board", the words „or a person nominated by him" are replaced by the words „or his deputy".

5. Previous wording of § 34 :
„Within three months of the end of the financial year the Management Board shall prepare and submit to the supervisory authorities a report on the activity of the Company and the financial statements for the previous financial year".
Proposed wording of § 34 :
Following the word „submit", the words „to the supervisory authorities" are replaced by the words „to the Supervisory Board".

The Board of Management also wishes to announce that, in accordance with article 11 of the Act of 21 August 1997, titled the Law on Public Securities Trading (Dz.U. Nr 118, item 754 with later changes), participation in the General Meeting is contingent upon the registration of a deposit certificate no later than one week prior to the sitting of the General Meeting, i.e. by 3.30 PM on 18 June 2002 to the head office of the Company in Lubin, at the address ul. Marii

Skłodowskiej-Curie 48, 59-301, Organisational Section, Ist floor, Room 101, and its surrender until the conclusion of the meeting.

The deposit certificate, dependant upon its registration at the Head Office of the Company prior to the General Meeting, should include a statement declaring that it was issued for the purpose of registration in the Company prior to the General Meeting, and that from the moment of its issue the appropriate number of shares which it represents have been blocked on the securities account until the conclusion of the General Meeting.

The list of shareholders entitled to participate in the General Meeting will be available at the Company's Head Office for a period of three (3) working days prior to the General Meeting.

Shareholders may participate in the General Meeting and exercise their voting right either in person or through a proxy. The proxy should be listed in writing, being otherwise subject to invalidity, as well as include an appropriate treasury payment stamp.

The proxy granted in the foreign language should be accompanied by a translation into Polish done by a sworn translator.

Neither members of the Management Board nor employees of the Company may be proxies.

Representatives of corporate entities should present authorised copies from appropriate court registration documents, listing those persons entitled to represent said entities.

Persons not listed in the above-mentioned documents should present appropriate proxy authorisation, signed by those persons listed in the authorised copies being entitled to represent the given entity.

Legal basis:
(§49, section 1, point 1 and 2 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

WICEPREZES ZARZĄDU
Grzegorz Kubacki

DYREKTOR DEPARTAMENTU
Informacji Giełdowych i Relacji Inwestorskich
Wojciech Marciniak